SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                     Security Associates International, Inc.
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                    813764305
                                 (CUSIP Number)


                             Mark A. Rosenbaum, Esq.
                          Stroock & Stroock & Lavan LLP
                                 180 Maiden Lane
                            New York, New York 10038
                                 (212) 806-5400
                           ---------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 30, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 9 Pages

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  813764305                                       Page 2 of 9
-------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     TJS Partners, L.P.
-------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  /  /
                                                                   (b)  /  /
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)
                                                                    /  /

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
-------------------------------------------------------------------------------
       NUMBER OF
       SHARES            7        SOLE VOTING POWER               13,570,900
       BENEFICIALLY      ------------------------------------------------------
       OWNED BY          8        SHARED VOTING POWER             0
       EACH              ------------------------------------------------------
       REPORTING         9        SOLE DISPOSITIVE POWER          13,570,900
       PERSON WITH       ------------------------------------------------------
                         10        SHARED DISPOSITIVE POWER       0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      13,570,900
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                   /  /
-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      66.3%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 813764305                                        Page 3 of 9
-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      TJS Management, L.P.
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  /  /
                                                                 (b)  /  /
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                 /  /
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
-------------------------------------------------------------------------------
       NUMBER OF
       SHARES            7        SOLE VOTING POWER               0
       BENEFICIALLY      ------------------------------------------------------
       OWNED BY          8        SHARED VOTING POWER             13,570,900
       EACH              ------------------------------------------------------
       REPORTING         9        SOLE DISPOSITIVE POWER          0
       PERSON WITH       ------------------------------------------------------
                         10        SHARED DISPOSITIVE POWER       13,570,900

-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,570,900
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                 /  /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       66.3%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 813764305                                        Page 4 of 9
-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      TJS Corporation
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)  /  /
                                                            (b)  /  /
-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                              /  /
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
-------------------------------------------------------------------------------
       NUMBER OF
       SHARES            7        SOLE VOTING POWER               0
       BENEFICIALLY      ------------------------------------------------------
       OWNED BY          8        SHARED VOTING POWER             13,570,900
       EACH              ------------------------------------------------------
       REPORTING         9        SOLE DISPOSITIVE POWER          0
       PERSON WITH       ------------------------------------------------------
                         10        SHARED DISPOSITIVE POWER       13,570,900

-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,570,900
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                 /  /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       66.3%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 813764305                                            Page 5 of 9
-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Thomas J. Salvatore
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  /  /
                                                               (b)  /  /
-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                /  /
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
-------------------------------------------------------------------------------
       NUMBER OF
       SHARES            7        SOLE VOTING POWER               0
       BENEFICIALLY      ------------------------------------------------------
       OWNED BY          8        SHARED VOTING POWER             13,570,900
       EACH              ------------------------------------------------------
       REPORTING         9        SOLE DISPOSITIVE POWER          0
       PERSON WITH       ------------------------------------------------------
                         10        SHARED DISPOSITIVE POWER       13,570,900

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      13,570,900
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                 /  /
-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      66.3%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
-------------------------------------------------------------------------------

          This Statement on Schedule 13D ("Schedule 13D"), dated September 30, 1999, is filed on behalf of TJS Partners, L.P., TJS Management, L.P., TJS Corporation and Thomas J. Salvatore, with regard to their respective beneficial ownership of shares of Common Stock, $0.001 par value (the "Shares"), of Securities Associates International, Inc., a Delaware corporation (the "Company").

ITEM 1. SECURITY AND ISSUER.

          This statement on Schedule 13D relates to the Shares of the Company.

          The address of the Company's principal executive offices is 2101 South Arlington Heights Road, Suite 100, Arlington Heights, Illinois 60005-4142.

ITEM 2. IDENTITY AND BACKGROUND.

          This Statement is being filed on behalf of TJS Partners, L.P., TJS Management, L.P., TJS Corporation, and Thomas J. Salvatore (collectively, the "Filing Persons").

          Set forth below is certain information with respect to each of the Filing Persons and each of the persons enumerated in General Instruction C to
Schedule 13D.

          (1) TJS PARTNERS, L.P. TJS Partners, L.P. is a New York limited partnership. Its principal business is investment, and the address of its principal business and principal office is 115 East Putnam Avenue, Greenwich, Connecticut 06830. The general partners of TJS Partners, L.P. are TJS Management, L.P. and Thomas J. Salvatore (see paragraphs (2) and (4) below). TJS Partners, L.P. hereinafter shall be referred to as the "Partnership."

          (2) TJS MANAGEMENT, L.P. TJS Management, L.P.'s principal business is investment, and the address of its principal business and principal office is 115 East Putnam Avenue, Greenwich, Connecticut 06830. The general partners of TJS Management, L.P. are TJS Corporation and Mr. Salvatore (see paragraphs (3) and (4) below).

          (3) TJS CORPORATION. TJS Corporation is a Delaware corporation. Its principal business is investment, and the address of its principal business and principal office is 115 East Putnam Avenue, Greenwich, Connecticut 06830. TJS Corporation's controlling stockholder is Mr. Salvatore. TJS Corporation's sole director and executive officer is Mr. Salvatore who is its President (see paragraph (4) below).

          (4) THOMAS J. SALVATORE. Mr. Salvatore is a citizen of the United States of America, and his business address is 115 East Putnam Avenue, Greenwich, Connecticut 06830. His present principal employment is as an investor. Mr. Salvatore is President of TJS Corporation.

          During the last five years, none of the Filing Persons and no director or executive officer of TJS Corporation, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On September 30, 1999, pursuant to an agreement ("Agreement") with the Company, the Partnership acquired an aggregate of 135,709 shares of Series A Convertible Preferred Stock in exchange for (i) redemption of an outstanding subordinated note of $10,000,000 and all accrued interest thereon, (ii) 66,909.44 shares of Convertible Preferred Stock, and (iii) the redemption of 500,000 shares of Redeemable Preferred Stock, and payment of all accrued dividends and interest thereon. Each share of the Series A Convertible Preferred Stock is convertible into 100 shares of Common Stock and has a liquidation preference of $350.00 per share. Assuming a future conversion of all 135,709 shares of Series A Convertible Preferred Stock, the Partnership would have 13,570,900 shares of Common Stock. The source of funds for the purchase of these shares of Series A Convertible Preferred Stock was the working capital of the Partnership.

ITEM 4. PURPOSE OF TRANSACTION.

          The Partnership's intention for acquiring the Shares and its present intention for holding the Shares is for investment purposes. The Partnership may, depending upon market conditions and other factors, acquire additional Shares in the future or effect other transactions which would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Instructions to Schedule 13D.

          Except as set forth above, none of the Filing Persons has formulated any plans or proposals as a result of ownership which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Instructions to Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of the date of this Statement, the Partnership is the direct beneficial owner of 135,709 shares of Series A Convertible Preferred Stock. Based on the conversion ratio of 100 shares of Common Stock for each share of Series A Convertible Preferred Stock and assuming conversion of all its Series A Convertible Preferred Stock, the Partnership is the direct beneficial owner of 13,570,900, or 66.3% of the Common Stock outstanding on September 30, 1999. Pursuant to the Agreement, the voting power of the Series A Convertible Preferred Stock, while held by the Partnership or any Partnership affiliate, is limited to no more than 45% of the Company's total shares of voting stock.

          (b) TJS Management, L.P. and Thomas J. Salvatore, in their respective capacities as general partners of the Partnership, and each of TJS Corporation and Mr. Salvatore, in their respective capacities as general partners of TJS Management, L.P., may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Securities Act of 1933, as amended) the Shares owned by the Partnership. Each of such persons disclaims beneficial ownership of such Shares except to the extent of its or his pecuniary interest in therein. In addition, each of such persons may be deemed to share with the Partnership the power to vote or direct the vote and to dispose or to direct the disposition of the Shares owned beneficially by the Partnership.

          (c) None, except as set forth in Item 3.

          (d) Except as set forth herein, neither the Partnership nor any of the other Filing Persons beneficially owns or has a right to acquire any equity interest of the Company or effected any transaction in the equity securities of the Company during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

          Except as described in Item 3 and Item 5(a) hereof with respect to the Agreement (attached as an exhibit hereto), there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Filing Persons and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finders' fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          Second Amendment, dated September 30, 1999, to Security Associates International, Inc. Common Stock Subscription and Purchase Agreement, between TJS Partners, L.P., and Security Associates International, Inc.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 30, 1999


                                            TJS PARTNERS, L.P.

                                            By: TJS MANAGEMENT, L.P., as
                                                General Partner


                                            By: /S/ THOMAS J. SALVATORE
                                                ------------------------------
                                                Thomas J. Salvatore, as
                                                General Partner


                                            TJS MANAGEMENT, L.P.


                                            By: /S/ THOMAS J. SALVATORE
                                                ------------------------------
                                                Thomas J. Salvatore, as
                                                General Partner


                                            TJS CORPORATION


                                            By: /S/ THOMAS J. SALVATORE
                                                ------------------------------
                                                Thomas J. Salvatore
                                                President


                                            /S/ THOMAS J. SALVATORE
                                            ------------------------------
                                            Thomas J. Salvatore

                                                       Exhibit A



                                SECOND AMENDMENT
                                       TO
                     SECURITY ASSOCIATES INTERNATIONAL, INC.
                COMMON STOCK SUBSCRIPTION AND PURCHASE AGREEMENT
                          DATED AS OF SEPTEMBER 5, 1996


          This amendment (the "Second Amendment") to that certain Common Stock Subscription and Purchase Agreement between Security Associates International, Inc., a Delaware corporation (the "Company"), and TJS Partners, L.P., a New York limited partnership ("TJS"), dated as of September 5, 1996 (the "Original Agreement"), and first amended as of December 31, 1996, is made and entered into effective as of September 28, 1999 (the "Effective Date"). All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Original Agreement.


                                    RECITALS

A. The Company and TJS (the "Parties") entered into the Original Agreement, as of September 5, 1996.

B. Pursuant to the Original Agreement, the Company: (i) issued 3,525,682 shares of its Common Stock (the "New Shares") to TJS for an aggregate purchase price of One Million Five Hundred Fifty-Eight Thousand Three Hundred Fifty-One Dollars ($1,558,351.00); the Company Borrowed Three Million Four Hundred Forty-One Thousand Six Hundred and Forty-Nine Dollars ($3,441,649.00) from TJS pursuant to the Promissory Note; and the Company and TJS entered into the Standby Option and Warrant Agreement.

C. On December 31, 1996, the Company and TJS entered into an Amendment to the Original Agreement (hereinafter referred to as the "First Amendment"), which amended the Original Agreement by: (i) canceling the New Shares and the Promissory Note and issuing to TJS in lieu thereof, (a) 35,257 of the Company's Convertible Preferred Stock having the designations, rights, preferences and limitations set forth in Exhibit "A" thereto (the "Convertible Preferred Stock"), (b) 344,165 shares of the Company's 12% Redeemable Preferred Stock having the designations, rights, preferences and limitations set forth in Exhibit "B" thereto (the "Redeemable Preferred Stock"), (c) a Warrant to purchase 15,000 shares of Convertible Preferred Stock in the form of Exhibit "C" thereto (the "Warrant"); (ii) amending the Standby Option and Warrant Agreement such that TJS' purchase rights were for Convertible Preferred Stock rather than Common Stock, as set forth in Exhibit "D" thereto (the "Amended Standby Option and Warrant Agreement");
     (iii) by TJS, providing the Company with a Five Million Dollar ($5,000,000.) line of credit pursuant to a loan agreement in the form of Exhibit "E" thereto (the "Subordinated Loan Agreement"); and (iv) such other amendments to the Original Agreement as were set forth in the First Amendment Exhibits A through E are exhibits to the First Amendment and are incorporated herein by reference.

D. On November 12, 1997, TJS exercised its Warrant to purchase 15,000 shares of Convertible Preferred Stock, and it has subsequently, in addition, exercised Standby Options to purchase 16,652.44 shares of Convertible Preferred Stock. Thus, TJS now owns a total of 66,909.44 shares of Convertible Preferred Stock. 250 shares were issued to TJS in July 1999 upon exercise of mirror options for Hagedal, Burgwald and B. Davis.

E. On May 19, 1998, the Company authorized an additional 500,000 shares of Preferred Stock, $10.00 par value per share, and designated an additional 155,835 of these shares as Redeemable Preferred Stock, all of which TJS has purchased. Thus, TJS now owns 500,000 shares of Redeemable Preferred Stock.

F. On May 19, 1998, the Company and TJS entered into a First Amendment to Subordinated Loan Agreement, attached hereto as Exhibit F, wherein TJS agreed to increase the "new equity threshold" that triggers TJS' right to receive Mandatory Prepayment of all of the Corporation's obligations under the line of credit, from $15,000,000 to $30,000,000. On November 13, 1998, the Parties entered into a Second Amendment to Subordinated Loan Agreement, attached hereto as Exhibit G, wherein TJS agreed to increase the line of credit specified therein to $8,000,000. On June 1, 1999, the Parties entered into a Third Amendment to Subordinated Loan Agreement, attached hereto as Exhibit H, wherein TJS agreed to increase the line of credit to $10,000,000. As of the date hereof, the Company has utilized the entire $10,000,000 line of credit, and has executed Allonges to the original Note to evidence $10,000,000 in subordinated debt ("Subordinated Debt") to TJS. On June 1, 1999 the Company and TJS entered into a Second Amendment to Standby Option and Warrant Agreement to include Beverly Davis' option to purchase 7,723 shares of the Company's Common Stock which was unintentionally omitted from the original Standby Option and Warrant Agreement.

G. The Company owes TJS accrued dividends on the Redeemable Preferred Stock ("Accrued Dividends") plus accrued interest on the Accrued Dividends and Subordinated Debt under the Subordinated Loan Agreement ("Accrued Dividends and Interest"), totaling approximately $3,583,665.68.

H. The Parties have agreed to enter into this Second Amendment to the Original Agreement, in order to accomplish the following:

     1) To designate 137,686 shares of the 431,190 authorized but undesignated shares of the Company's Preferred Stock, $10.00 par value per share, as "Series A Convertible Preferred Stock."

     2) To redeem all outstanding Subordinated Debt and Interest thereon, all Redeemable Preferred Stock, and all Accrued Dividends and Interest thereon (having a total value on the date hereof of approximately $3,583,665.68), in exchange for 68,800 shares of Series A Convertible Preferred Stock. Each share of Series A Convertible Preferred Stock would be convertible into Common Stock at a ratio of 1 to 100, and would have a liquidation preference of $350.00 per share.

     3) To exchange 66,909 shares of Series A Convertible Preferred Stock for TJS's 66,909.44 shares of Convertible Preferred Stock.

     4) To limit the voting power of Series A Convertible Preferred Stock, while it is held by TJS or any affiliate of TJS, to no more than 45% of the Company's total shares of voting stock. When used herein, the term "affiliate" shall mean in respect of any person or entity any other person or entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with such first person or entity.

I. Except as expressly amended hereby the Company and TJS wish the Original Agreement and the First Amendment thereto to remain in full force and effect.

          NOW THEREFORE, in consideration of the premises recited above, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. AUTHORIZATION. The Company will authorize all of the transactions contemplated by this Second Amendment, including, but not limited to, the transactions set forth in Recital "H" above, and shall have filed with the Secretary of State of Delaware, the Certificate of Designations, Preferences, Rights and Limitations of Series A Convertible Preferred Stock (the "Series A Certificate of Designations") in the form of Exhibit "I" hereto.

2. CLOSING; CONSUMMATION OF TRANSACTIONS. The Closing of the transaction contemplated by this Second Amendment (the "Closing") shall occur prior to September 30, 1999 and concurrently with the refinancing of the Company's line of credit with FINOVA Capital Corporation (the "Closing Date"). All of the transactions shall be deemed to have occurred as of the Effective Date, except as otherwise stated herein. On the Closing Date, subject to the terms and conditions hereof:

     2.1. ISSUANCE OF SECURITIES. The Company will issue to TJS: a certificate for 135,709 shares of Series A Convertible Preferred Stock.

     2.2. CANCELLATION OF PREVIOUSLY ISSUED SECURITIES. TJS will deliver to the Company for cancellation the stock certificates representing 500,000 Shares of Redeemable Preferred Stock and 66,909.44 Shares of Convertible Preferred Stock;

     2.3. SUBORDINATED LOAN AGREEMENT. The Company and TJS will execute and deliver a written agreement terminating the Subordinated Loan Agreement;

     2.4. CANCELLATION OF NOTE. TJS will deliver the Note evidencing the Subordinated Debt and all Allonges thereto to the Company for cancellation; and

     2.5. OTHER AMENDMENTS AND TRANSACTIONS. All other amendments and transactions contemplated by this Second Amendment will be deemed to have been consummated.

3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company represents and warrants, except as may be effected by the transactions contemplated by this Second Amendment:

     3.1. ORGANIZATION AND STANDING; CERTIFICATE OF INCORPORATION AND BY-LAWS. The Company is a corporation duly organized and validly existing under, and by virtue of, the laws of the State of Delaware and is in good standing under such laws. The Company has requisite corporate power and authority to own and operate its properties and assets, and to carry on its business as presently conducted and as proposed to be conducted. The Company is duly qualified or licensed and in good standing as a foreign corporation in each jurisdiction wherein the character of its properties or the nature of the activities conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not have a material adverse effect on the Company or its property or business.

     3.2. CORPORATE POWER. The Company will have at the Closing Date all requisite legal and corporate power and authority to execute and deliver this Second Amendment, to issue the Series A Convertible Preferred Stock hereunder, and to carry out and perform its obligations under the terms of this Second Amendment.

     3.3. CAPITALIZATION. The authorized capital stock of the Company will consist, immediately prior to the Closing Date, of 50,000,000 shares of common stock, $.001 par value per share (the "Common Stock"), of which 6,940,325 of such shares (as of September 7, 1999) are issued and outstanding and 1,000,000 shares of preferred stock, $10.00 par value per share ("Preferred Stock"), of which 500,000 shares have been designated Redeemable Preferred Stock (500, 000 of which are issued and outstanding and which will be redeemed pursuant to this Second Amendment) and 68,810 of which have been designated Convertible Preferred Stock (66,909.44 of which are issued and outstanding and will be redeemed pursuant to this Second Amendment). All outstanding shares of Common Stock and Preferred Stock (collectively, "Capital Stock") have been duly authorized and validly issued, and are fully paid and nonassessable. Options and warrants to purchase 1,973,827 shares of Common Stock are issued and outstanding excluding 197,723 contingent options exercisable by TJS pursuant to the Standby Option and Warrant Agreement, to purchase 1,977.23 shares of Convertible Preferred Stock, contingent upon exercise of options to purchase up to 197,723 shares of Common Stock held by other stockholders. All outstanding securities of the Company were issued in compliance with applicable Federal and state securities laws. Except as set forth above or pursuant to this Second Amendment, there are no options, warrants or other rights to purchase any of the Company's authorized and unissued Capital Stock.

     3.4. ONLY VOTING STOCK OUTSTANDING. The only issued and outstanding shares of capital stock of the Company at Closing will be common voting shares possessing identical rights and privileges and the Series A Convertible Preferred Stock issued pursuant to this Second Amendment.

     3.5. AUTHORIZATION. All corporate action on the part of the Company, its directors and stockholders necessary for the authorization, execution, delivery and performance of this Second Amendment by the Company, the authorization, sale, issuance and delivery of the Series A Convertible Preferred Stock, for the cancellation of the certificates of Redeemable Preferred Stock and Convertible Preferred Stock and the Note and all Allonges thereto, and the termination of the Subordinated Loan Agreement and the performance of all of the Company's obligations hereunder has been taken or will be taken prior to the Closing. This Second Amendment, when executed and delivered by the Company, shall constitute a valid and binding obligation of the Company, enforceable in accordance with its terms. The Series A Convertible Preferred Stock, when issued in compliance with the provisions of this Second Amendment, will be validly issued, fully paid and nonassessable and will have the rights set forth in the Certificate of Incorporation and the By-laws, attached as Exhibits "J" and "K" hereto. No further approval or authorization of the stockholders or the directors of the Company or of any governmental authority or agency will be required for the issuance and sale of the Series A Convertible Preferred Stock, or the cancellation of the Redeemable and Convertible Preferred Stock, as contemplated by this Second Amendment. Except for the rights of first refusal granted to TJS pursuant to the Original Agreement, no stockholder of the Company or any other person is entitled to any preemptive rights with respect to the purchase or sale of any securities by the Company. The Company does not require any consent, approval, authorization or order of, or declaration, filing or registration with, any court or governmental or regulatory agency or board, or any other third party in connection with the execution and delivery of this Second Amendment and the consummation of the transactions contemplated hereby, other than the consent of FINOVA Capital Corporation, which the Company will obtain prior to Closing.

4. REPRESENTATIONS AND WARRANTIES OF TJS. TJS represents and warrants that each of the following statements shall be true as of the Closing Date:

     4.1. INVESTMENT INTENT. It is acquiring the Series A Convertible Preferred Stock for its own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof. It understands that the Series A Convertible Preferred Stock has not been, nor will it be, registered under the Securities Act of 1933, as amended (the "Securities Act"), or the securities laws and regulations of any state by reason of specific exemption(s) from the registration provisions of the Securities Act and such state laws and regulations, the availability of which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of TJS' representations as expressed herein and in the Suitability Questionnaire accompanying the Original Agreement.

     4.2. LEGEND. TJS acknowledges that the certificates representing the Series A Convertible Preferred Stock will bear a legend of substantially the following form:

                 THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE
                 NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933
                 OR ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE SOLD OR TRANSFERRED WITHOUT SUCH REGISTRATION, UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT A PROPOSED SALE OR TRANSFER DOES NOT REQUIRE REGISTRATION UNDER APPLICABLE LAW.

     4.3. RULE 144. TJS acknowledges that the Series A Convertible Preferred Stock must be held indefinitely unless subsequently registered under the Securities Act and applicable state securities laws and regulations or unless an exemption from such registration is available. TJS is aware of the provisions of Rule 144 promulgated under the Securities Act, which permit limited resale of securities purchased in a private placement subject to the satisfaction of certain conditions.

     4.4. PUBLIC MARKET. TJS understands that while the Company's Common Stock is listed on the American Stock Exchange - NASDAQ, there is a very limited public market for the Common Stock of the Company and none for the Series A Convertible Preferred Stock, that the trading in the Common Stock is extremely limited and that the Company has made no assurances that any significant public demand will ever exist for the Company's securities. TJS acknowledges that because the Series A Convertible Preferred Stock acquired hereby will not be registered under the Securities Act, TJS will not be able to participate in any public market for the Common Stock until such time as the shares acquired by TJS are registered under the Securities Act and applicable state laws and regulations or exemptions from such registration is available.

     4.5. AUTHORIZATION. This Second Amendment, when executed and delivered by TJS, will constitute a valid and legally binding obligation of TJS, enforceable in accordance with its terms.

     4.6. ORGANIZATION AND STANDING. TJS is a limited partnership duly formed and existing under, and by virtue of, the laws of the State of New York and is in good standing under such laws. TJS has requisite corporate power and authority to own and operate its properties and assets, and to carry on its business as presently conducted and as proposed to be conducted. TJS has furnished the Company with a copy of its Articles of Partnership, as amended. Said copy is true, correct and complete and contains all amendments through the Closing Date.

     4.7. POWER AND AUTHORITY. TJS will have at the Closing Date all requisite power and authority to execute, deliver and perform its obligations under this Second Amendment, and to subscribe for and purchase the Series A Convertible Preferred Stock subscribed for hereby.

4.8 AUTHORIZATION. All action on the part of TJS necessary for the authorization, execution, delivery and performance of this Second Amendment by TJS, the subscription and purchase of the Series A Convertible Preferred Stock and the performance of all of TJS' obligations hereunder has been taken or will be taken prior to the Closing. This Second Amendment, when executed and delivered by the TJS, shall constitute a valid and binding obligation of TJS, enforceable in accordance with its terms.

5. ADDITIONAL AMENDMENTS AND AGREEMENTS. The parties hereto agree to the following additional amendments to the Original Agreement and the First Amendment thereto and to the following additional agreements. All such additional amendments and agreements shall be effective as of the Effective Date unless otherwise stated herein.

     5.1  SECTION 7 OF THE ORIGINAL AGREEMENT. (a) The introductory sentence of
          Section 7.2 of the Original Agreement is hereby amended by deleting the words "for so long as, and at any time when, Purchaser is the holder of the Promissory Note or a holder of at least fifteen percent (15%) of the issued and outstanding Common Stock of the Company" and replacing such words with the following words: "for so long as the Purchaser owns beneficially not less than fifteen percent (15%) of the Common Stock of the Company issued and outstanding on a fully diluted basis (assuming the exercise, exchange or other conversion of all securities exercisable, exchangeable or otherwise convertible into Common Stock)."

               (b) The introductory clause of Section 7.3 of the Original Agreement is hereby amended by deleting the words "as long as Purchaser is the holder of the Promissory Note or, at any time when Purchaser is a holder of at least fifteen percent (15%) of the total issued and outstanding Common Stock of the Company" and replacing such words with the following words: "for so long as the Purchaser owns beneficially not less than fifteen percent (15%) of the Common Stock of the Company issued and outstanding on a fully diluted basis (assuming the exercise, exchange or other conversion of all securities exercisable, exchangeable or otherwise convertible into Common Stock)."

               (c) Section 7.5 of the Original Agreement is hereby amended by deleting the words "Section 7" and replacing such words with the following words: "Sections 7.2 and 7.3."

               (d) Section 7.9 of the Original Agreement as previously amended by the First Amendment is hereby further amended and restated to read in its entirety as follows:

          "NOMINATION OF DIRECTORS. For so long as the Purchaser owns beneficially not less than fifteen percent (15%) of the Common Stock of the Company issued and outstanding on a fully diluted basis (assuming the exercise, exchange or other conversion of all securities exercisable, exchangeable or otherwise convertible into Common Stock), the Company covenants that: (a) the Company's Board of Directors shall consist of five (5) directors and the Company's by-laws will contain provisions indemnifying its directors to the fullest extent permitted under applicable law; (b) the Purchaser shall be entitled to nominate two (2) directors for election as a member of the Board of Directors of the Company at the annual meeting of stockholders or any other meeting at which (or as part of any other action by which) directors are elected, and the Company shall include such nominees in the slate of nominee directors recommended for election by the incumbent directors and management, consistent with Delaware law; and (c) if elected to the Board of Directors, at least one of the Purchaser's designees shall be appointed to each of the committees established or maintained by the Board of Directors, to the extent permissible by applicable law."

               (e) Section 7.20 of the Original Agreement is hereby amended by deleting the words "the New Shares, the Promissory Note or any other agreements attached as exhibits hereto, including, but not limited to, registration rights relating to the New Shares" and replacing such words with the following words: "any amendment hereto, any agreements attached hereto or thereto, or the Company's Series A Convertible Preferred Stock, including, but not limited to, registration rights relating to the Common Stock underlying the Series A Convertible Preferred Stock."

               (f) As previously and hereby amended, Section 7 of the Original Agreement shall remain in full force and effect.

     5.2  SECTION 8 OF THE ORIGINAL AGREEMENT. (a) The introductory clause to
          Section 8 of the Original Agreement is hereby amended and restated to read in its entirety as follows:

          "The Company covenants and agrees with the Purchaser that, for so long as the Purchaser owns beneficially not less than fifteen percent (15%) of the Common Stock of the Company issued and outstanding on a fully diluted basis (assuming the exercise, exchange or other conversion of all securities exercisable, exchangeable or otherwise convertible into Common Stock), without the consent of (x) the Purchaser, which shall not be unreasonably withheld or (y) in the case of Sections 8.5 and
          8.7 below, all directors nominated by the Purchaser pursuant to
          Section 7.9 above and, in fact, elected to the Board of Directors of the Company (such elected directors, if any, the "TJS Directors"), it being understood that, if no such directors are elected, the consent of the Purchaser shall be required in respect of such Sections 8.5 and
          8.7 as aforesaid."

               (b) Section 8.1 of the Original Agreement is hereby amended by deleting the words "unless such transaction is approved by 2/3 of the minority stockholders of the Company (excluding shares held directly or indirectly by Purchaser and the officers and directors of the Company)."

               (c) Section 8.5 of the Original Agreement is hereby amended and restated to read in its entirety as follows:

          "INDEBTEDNESS. After September 28, 1999, the Company will not create, incur, assume, refinance or otherwise become liable with respect to any new or additional indebtedness, including the Company's effecting any extension of time that it remains liable for any existing indebtedness; PROVIDED, HOWEVER, that the Company may become obligated, without the express consent of the Purchaser, for trade payables incurred by the Company in the ordinary course of business and consistent with past practice.

               (d) Section 8.7 of the Original Agreement is hereby amended by deleting the words "25% of owned accounts or 25% of third party maintained accounts if it is a single transaction acquisition" and replacing such words with the following words: "three million dollars ($3,000,000)."

               (e) As previously and hereby amended, Section 8 of the Original Agreement shall remain in full force and effect.

     5.3 SECTION 9 OF THE ORIGINAL AGREEMENT. Section 9.1(f) of the Original Agreement is hereby amended by deleting the words "as to Purchaser, if Purchaser no longer holds at least fifteen percent (15%) of the outstanding capital stock of the Company" and replacing such words with the following words: "as to the Purchaser, if the Purchaser no longer owns beneficially at least fifteen percent (15%) of the Common Stock of the Company issued and outstanding on a fully diluted basis (assuming the exercise, exchange or other conversion of all securities exercisable, exchangeable or otherwise convertible into Common Stock)." As previously and hereby amended, Section 9 of the Original Agreement shall remain in full force and effect.

     5.4 SECTION 10 OF THE ORIGINAL AGREEMENT. The definition of "Registrable Securities" in Section 10.11 of the Original Agreement as previously amended by the First Amendment is hereby further amended by deleting the words "The Convertible Preferred Stock" from clause (i) and replacing such words with the following words: "The Company's Series A Convertible Preferred Stock." As previously and hereby amended,
          Section 10 of the Original Agreement shall remain in full force and effect.

     5.5 NOTICE OF CERTAIN CORPORATE ACTIONS. The Company covenants and agrees with TJS that, for so long as TJS owns beneficially not less than fifteen percent (15%) of the Common Stock of the Company issued and outstanding on a fully diluted basis (assuming the exercise, exchange or other conversion of all securities exercisable, exchangeable or otherwise convertible into Common Stock), the Company shall provide TJS with no less than 15 business days' prior notice of (a) any meeting of the Board of Directors of the Company and the action to be taken at such meeting, (b) any action to be taken by the Board of Directors by written consent, (c) any record date to be established in respect of stockholders of the Company and the reason(s) for the establishment of such record date, including, without limitation, in respect of any meeting of such stockholders, the action to be taken at such meeting, (d) any meeting of the stockholders of the Company for which no record date is to be established and the action to be taken at such meeting and (e) any action known of by the Company to be taken by the stockholders of the Company by written consent; provided, however, that the requirement for such notice shall be deemed waived in the case of (x) any action taken by the Board of Directors of the Company if the TJS Directors shall have voted in favor of, or consented to, such action and (y) any stockholder action if TJS shall have cast all votes held by it as a stockholder of the Company in favor of such stockholder action.

     5.6 REQUISITE VOTE. The Company covenants and agrees with TJS that prior to the Closing the Company shall have effected amendments of its by-laws and other applicable governing documents to provide that any matter submitted to the vote of holders of Common Stock of the Company shall require the affirmative vote in support of such matter of more than sixty (60) percent in voting interest of the stockholders of the Company entitled to vote on such matter for such matter to be duly authorized by the stockholders. The Company further covenants and agrees with TJS that, unless otherwise agreed in writing by TJS and for so long as TJS owns beneficially not less than thirty percent (30%) of the Common Stock of the Company issued and outstanding on a fully diluted basis (assuming the exercise, exchange or other conversion of all securities exercisable, exchangeable or otherwise convertible into Common Stock), the Company shall cause the provisions set forth in the immediately preceding sentence to remain in effect.

     5.7 RETIREMENT OF STOCK. The Company covenants and agrees with TJS that immediately after the consummation of the Closing, the Company (a) shall retire, by resolution of its Board of Directors in accordance with Section 243 of the Delaware General Corporation Law, all of its issued but then not outstanding shares of (i) Convertible Preferred Stock and (ii) the Redeemable Preferred Stock; and (b) shall effect a reduction to zero of the number of the authorized shares of such classes of capital stock and shall take such actions as are necessary under Delaware law to completely eliminate such classes of capital stock; provided, however, that the Company shall not effect a corresponding reduction in the aggregate number of shares of preferred stock it is authorized to issue.

     5.8 AFFILIATES. The parties hereto agree that for purposes of the definition of "affiliate" in Recital "H" to this Second Amendment and in Section 2(b) of the Series A Certificate of Designations, the limited partners of TJS, of its general partner and of any affiliate of its general partner or of the managing general partner of its general partner shall not, by virtue of being such limited partners be "affiliates" of TJS.

     5.9 ORIGINAL AGREEMENT, FIRST AMENDMENT, STANDBY OPTION AND WARRANT AGREEMENT. Except as expressly amended in this Second Amendment, the provisions of the Original Agreement and First Amendment thereto shall continue to have full force and effect, except as otherwise provided therein. The Standby Option and Warrant Agreement, as previously amended, is hereby further amended to provide that TJS' purchase rights shall be for Series A Convertible Preferred Stock rather than for Convertible Preferred Stock or Common Stock, as set forth in Exhibit "D."

          6.       MISCELLANEOUS.

     6.1 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF ILLINOIS WITHOUT GIVING ANY EFFECT TO PRINCIPLES OF CONFLICTS OF LAWS. The Company agrees that it will not assert against any partner of TJS (or against any partner, officer, director, employee or agent of TJS or any of its Affiliates) any claim it may have under this Second Amendment by reason of any failure or alleged failure by TJS to meet its obligations hereunder. The parties hereto agree and intend that the proper and exclusive forum for the litigation of any disputes or controversies arising out of, or related to, this Second Amendment shall be the courts of the State of Illinois and of any Federal Court located in such state. The Company agrees that it will not commence or move to transfer any action or proceeding, arising out of or relating to this Second Amendment, in or to any court other than one located in the State of Illinois. The Company irrevocably consents to the service of process of any of the aforesaid courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the Company at the address provided herein, such service to become effective 30 days after such mailing. Nothing contained in this Section shall affect the right of TJS to serve process in any other manner permitted by law or commence legal proceedings or otherwise proceed against the Company in any other jurisdiction. In the event the Company should commence or maintain any action arising out of or related to this Second Amendment in a forum other than the courts located in the State of Illinois, TJS shall be entitled to request the dismissal of such action, and the Company stipulates that such action shall be dismissed.

     6.2 SURVIVAL. The representations and warranties, covenants and agreements made herein shall survive any investigation made by any party and the closing of the transactions contemplated hereby.

     6.3 SUCCESSORS AND ASSIGNS. Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto. TJS may not assign any part of its rights and obligations hereunder without the prior written consent of the Company, which shall not be unreasonably withheld, other than as part of a distribution of its interests under this Second Amendment including, without limitation, a transfer of any shares issued to it hereunder to its partners, to the partners of its general partner, to any of its affiliates, or to the partners of any of its affiliates. Notwithstanding anything to the contrary contained in this Second Amendment, no right of TJS contingent on a specified percentage ownership interest of capital stock of the Company (e.g. supermajority voting provisions) shall be assignable without the Company's express written consent, except to another person or entity controlled by TJS, by its general partner or by the managing general partner of such general partner for which assignment no such consent shall be required. A person to whom all or a part of TJS' rights are assigned shall become a party to this Second Amendment, entitled to all the rights and benefits and subject to all of the duties and obligations of TJS hereunder. Whenever reference is made to TJS in this Second Amendment, such reference shall include any assignees of TJS' rights hereunder.

     6.4 ENTIRE AGREEMENT; AMENDMENT. The Original Agreement, the First Amendment thereto, this Second Amendment thereto and the other documents delivered pursuant hereto at the Closing constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof, and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein. Except as expressly provided herein, neither this Second Amendment nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge or termination is sought.

     6.5 NOTICES, ETC. All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed (a) if to TJS, at 115 East Putnam Avenue, Greenwich, CT 06830, or at such other address TJS shall have furnished to the Company in writing; or (b) if to the Company, at 2101 South Arlington Heights Road, Arlington Heights, Illinois 60005-4142, addressed to the President of the Company, or at such other address the Company shall have furnished to TJS in writing.

          Each such notice or other communication shall for all purposes of this Second Amendment be treated as effective or having been given when delivered if delivered personally, or, if sent by mail, at the earlier of its receipt or seventy-two (72) hours after the same has been deposited in a regularly maintained receptacle for the deposit of the United States mail, addressed and mailed as aforesaid.

     6.6 DELAYS OR OMISSIONS. Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to any holder of Series A Convertible Preferred Stock, upon any breach or default of the Company under the Original Agreement, the First Amendment thereto, or this Second Amendment, shall impair any such right, power or remedy of such holder nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any holder of any breach or default under the Original Agreement, the First Amendment thereto, or this Second Amendment, or any waiver on the part of any holder of any provisions or conditions of the Original Agreement, the First Amendment thereto, or this Second Amendment, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under the Original Agreement, the First Amendment thereto, or this Second Amendment or by law or otherwise afforded to any holder, shall be cumulative and not alternative.

     6.7 EXPENSES. The Company and TJS shall each bear its own legal and other expenses incurred on its behalf with respect to the preparation of this Second Amendment, any related documents and the transactions contemplated hereby.

     6.8 COUNTERPARTS. This Second Amendment may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument.

     6.9 SEVERABILITY. In the event that any provision of this Second Amendment becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Second Amendment shall continue in full force and effect without said provision; provided that no such severability shall be effective if it materially changes the economic benefit of this Second Amendment to any party.

     6.10 TITLES AND SUBTITLES. The titles and subtitles used herein are used for convenience only and are not considered in construing or interpreting this Second Amendment.

     6.11 WAIVER OF JURY TRIAL. The Parties hereby expressly waive any right they may have to a jury trial in any suit, action or proceeding existing under or relating to the Original Agreement, the First Amendment thereto, or this Second Amendment, any stock, promissory notes or other securities issued by the Company pursuant to the Original Agreement, the First Amendment thereto, or this Second Amendment or any of the other documents executed and delivered in connection with this Second Amendment.

The foregoing Second Amendment is hereby executed as of the date first above written.


                                SECURITY ASSOCIATES INTERNATIONAL, INC.


                                By:
                                   ------------------------------------
                                   James S. Brannen, President


                                TJS PARTNERS, L. P.

                                By:
                                    -----------------------------------
                                    Thomas J. Salvatore, General Partner